UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Taubman Centers, Inc.

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Taubman

**Support the Board that Continues to Implement Significant Governance Enhancements,
Has the Right Expertise, and Is Overseeing a Proven Strategy to Drive Shareholder Value**

VOTE THE ENCLOSED WHITE PROXY CARD TODAY
"FOR" TAUBMAN CENTERS' DIRECTOR NOMINEES
AND "AGAINST" L&B CAPITAL'S PROPOSAL

May 1, 2018

Dear Fellow Shareholder,

You have important voting decisions to make in advance of the upcoming Annual Meeting of Shareholders, which will be held on May 31, 2018.

Under the leadership and guidance of the Company's Board of Directors, we have assembled an industry-leading portfolio of high-quality assets that have consistently delivered outstanding long-term shareholder returns. Over the last several years, following extensive engagement with shareholders, we have also taken significant actions to increase transparency and enhance corporate governance.

We continue to make progress refreshing our Board, and we added two new independent directors with diverse expertise and complementary skillsets in January 2018. Since April 2016, we have added four new, independent directors to our Board.

Both of these new directors are up for election, as is our Chief Operating Officer, William S. Taubman, and the Board recommends that shareholders vote "FOR" each of its director nominees – Mayree C. Clark, Michael J. Embler, and William S. Taubman – on the enclosed WHITE proxy card.

Following a comprehensive process with an independent search firm, the Board appointed as directors Mayree C. Clark, Founding Partner of Eachwin Capital LP, and Michael J. Embler, former Chief Investment Officer for Franklin Mutual Advisers LLC. Ms. Clark and Mr. Embler are strong, independent voices, and they bring significant investor stewardship experience to our boardroom. In addition, their appointments further increased the diversity of the Board and reduced the average age and tenure of the Company's independent directors. Both are independent directors under applicable SEC and NYSE standards.

The third director up for election this year is our Chief Operating Officer, William S. Taubman. Mr. W. Taubman brings a deep understanding of our business and culture and significant industry expertise to the Board, including through his service as former Chairman of the International Council of Shopping Centers. He also maintains valuable relationships with prominent retailers and brands and possesses significant merchandising expertise acquired throughout his accomplished career. He has been a leader of the Company through many economic cycles, overseen internal and external growth and capital recycling initiatives, and helped drive other key operational and strategic efforts.

We are confident that our highly qualified director nominees will continue to guide the Company and management as we execute on our proven strategy.

**The Company's Significant Governance Enhancements Exemplify
Our Commitment to Having a Strong, Independent Board that Is
Accountable to Shareholders**

We continue to implement robust governance enhancements, demonstrating the Board's commitment to improving our governance structure. After a detailed review of the Board's composition, the Company conducted a director search process, led by a leading, independent search firm, to identify candidates, taking into consideration the qualities and experience recommended by our shareholders.

Since April 2016, we have added four new directors to our Board, each of whom is independent. We are committed to refreshing the Board on a regular basis to ensure that we remain well positioned to identify and implement value-enhancing strategic initiatives.

In addition, we continue to work with a search firm to identify another additional independent director to be appointed before the 2019 Annual Meeting of Shareholders. These recent developments follow our previously announced commitment to accelerate Board refreshment.

The Board also created the role of independent Lead Director in December 2016 and appointed Mike Ullman. The Lead Director is tasked with supporting a strong Board culture, with the ultimate goal of fostering an environment of open dialogue and constructive feedback among the directors. Mike has been heavily involved in enhancing the Company's corporate governance practices and has also served as the Board's conduit to shareholders.

To help drive greater accountability, we announced Board declassification bylaw amendments in 2017, under which we will transition to annual elections for directors. Directors will be elected for one-year terms beginning with the 2018 class of directors. Later classes will also stand for one-year terms at subsequent annual meetings, and the Board will be fully declassified by the 2020 Annual Meeting of Shareholders, when the directors elected at the 2017 annual meeting complete their terms.

The Company Has a Demonstrated History of Operational and Financial Success

Our Board and management team have consistently delivered superior long-term results for shareholders, growing total shareholder returns in a sustainable and responsible manner through several market cycles. **In fact, we have been the best performing public mall REIT over both the last two and 20 years[1].** We have an outstanding track record of growth and value creation and are successfully executing on a clear strategic plan to own, manage, develop, and acquire high-quality retail properties that deliver superior financial performance to shareholders. This strategy is driven by the critical oversight and significant operating experience of members of the Board.

Notwithstanding the challenging retail market, we achieved growth in nearly all of our key metrics in 2017, including increases in net operating income, adjusted FFO, sales per square foot, occupancy, and average rent per square foot. We are navigating a rapidly evolving retail environment from a strong competitive position with best-in-class assets and are confident in our ability to build on our progress.

We recently reached the end of another development cycle that will further enhance shareholder value, just as we have following past development cycles. We believe we are poised to achieve significant cash flow and NOI growth over the short-to-medium term, including $70 to $75 million of NOI in 2020 from our recently developed assets, up from $35 million in 2017.

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[1] As of April 20, 2018

Furthermore, our executive compensation is aligned with shareholders' interests and is part of a broader strategy to enhance operating efficiencies and deliver further value. In light of retail sector headwinds throughout 2017, management proactively took actions to deliver on its earnings targets and best position the Company for long-term success. Accordingly, our Board approved a voluntary forfeiture by Robert S. Taubman, our Chief Executive Officer, and William Taubman of most of their 2017 base salaries and their 2017 equity grants, and created a tiered cash bonus structure that would only pay them individual cash bonuses if the Company's FFO/share performance was at the upper end of the company's 2017 guidance range. These actions were initiated by Mr. R. Taubman and Mr. W. Taubman, who are focused, along with the rest of our Board, on the long-term health of the business and advancing long-term value creation for all shareholders.

Our strong historical financial performance and industry-leading portfolio demonstrate that the Board and management's value creation strategy, which includes relatively long development periods to ensure future growth, has been successful and continues to be the right approach for our shareholders.

L&B Capital's Nominee, Jonathan Litt, Is Unqualified to Represent the Company's Shareholders

Despite the expertise of our strong, experienced, and recently refreshed Board and our track record of value creation, Land & Buildings Capital Growth Fund, LP ("L&B Capital") has nominated its founder, Jonathan Litt, to replace one of our current directors on the Company's Board.

Mr. Litt has no operational retail experience, and we believe that his present, SECOND proxy contest is not in the best interests of the Company and all of its shareholders. Furthermore, we believe Mr. Litt's campaign of misinformation is either intentionally misleading, or further evidence of his inability to understand our structure, business model, and strategy despite his claim to have followed the Company for 20+ years. Finally, as described below, Mr. Litt's proposal to eliminate Taubman Centers' Series B preferred stock would cause a misalignment of the interests of the Company's shareholders. In light of the foregoing considerations, the Board cannot recommend to our shareholders that Mr. Litt serve as director.

The Company's Board and management team remain focused on executing our business plan and strategies for driving value, and we strongly encourage all shareholders to vote "FOR" each of the Company's director nominees.

L&B Capital's Non-Binding Proposal to Eliminate the Series B Preferred Stock Is Not in the Best Interests of the Company and Its Shareholders

L&B Capital's non-binding proposal to eliminate Taubman Centers' Series B preferred stock would, if implemented, result in (i) a misalignment of voting and economic interests and (ii) the dilution in the economic value of the existing shares of common stock.

In its solicitation material, L&B Capital, at the direction of its founder, Jonathan Litt, misleads shareholders by omitting material facts to create a false narrative that our economic and voting interests are not fully aligned. L&B Capital says that the Series B shareholders have "30% of the voting power, despite collectively owning just 2% of Taubman Common Stock."

L&B Capital notably ignores the fact that the Company's capital and voting structure ensures proportionate economic and voting rights. As shown in the "Existing Structure" chart below, the Company's sole asset is its 71% partnership interest in The Taubman Realty Group Limited Partnership ("TRG"), the operating partnership that beneficially owns interests in all of the shopping centers and other assets. The remaining 29% of the TRG partnership interests are held by TRG's partners other than the Company, including members of the Taubman family.

Common shareholders in the Company hold a 71% voting interest in the Company. The other TRG partners, through their ownership of Series B preferred stock, hold a 29% voting interest in the Company, corresponding to their 29% partnership interest in TRG. Thus, the economics and voting are in full alignment; there is no disproportionate voting power.

The Company’s structure also follows the principle of “one share, one vote.” On matters with respect to which the common shareholders of the Company vote, including the election of directors, the holders of Series B preferred stock vote together with the common shareholders as a single class and are entitled to just one vote per share.

Ignoring our one share, one vote structure, L&B Capital tries to bolster its false narrative by comparing the Company to two companies that have classes of stock with *disproportionate* voting power, e.g., one class with one vote per share and another class with 10 votes per share. Contrary to L&B Capital’s deliberate mischaracterization, **the Company does NOT have disproportionate dual class voting stock**. L&B Capital is either trying to confuse shareholders to gain support for its misguided campaign, or it fails to understand the Company’s capital and voting structure despite Mr. Litt’s claim to have followed the Company for more than two decades.



Existing Structure
Existing Common Shareholders
100% common stock interest
Taubman Centers, Inc. (NYSE: TCO)
Other TRG Partners²
~71% indirect p'ship interest¹
~71% partnership interest
~29% partnership interest
The Taubman Realty Group Limited Partnership (TRG) (Owns interests in 21 U.S. shopping centers, 3 Asia shopping centers, and property manager)
L&B Proposal
Existing Common Shareholders
New Common Shareholders (Other Partners)³
~88% common stock interest
~12% common stock interest
Taubman Centers, Inc.
Other TRG Partners
~62% indirect p'ship interest⁴
~9% indirect p'ship interest⁵
~71% partnership interest
~ 29% partnership interest
The Taubman Realty Group Limited Partnership (TRG)
Existing Common Shareholders' indirect interest in TRG reduced from ~71% to ~62%
Other TRG Partners' direct & indirect interest in TRG increased from ~29% to ~38%⁶

[1] 100% x ~71%.
[2] “Other TRG Partners” are the partners of TRG (including Taubman family members) *other than TCO*.
[3] L&B proposes that TCO issue 8,000,000 new shares of common stock. TCO has 60,992,212 shares of common stock outstanding as at Apr. 2, 2018.
[4] ~88% x ~71%.
[5] ~12% x ~71%.
[6] ~29% direct partnership interest + 9% indirect partnership interest.

L&B Capital has proposed that the Company exchange 8 million shares of its common stock for all of the outstanding shares of the Series B preferred stock. If the Company were to pursue this proposal, it would dilute the existing common shareholders’ indirect interest in TRG from 71% to 62% while increasing the Series B shareholders’ interest in TRG from 29% to 38%, as shown in the “L&B Proposal” chart above. Since the proposal calls for the dilution of the economic interest of the existing common shareholders, the existing common shareholders would receive a significantly lower percentage of every dividend distribution.

Had the proposal been put into effect for the first quarter of 2018, assuming the same aggregate amount of dividends had been paid by the Company, current holders of the common stock would have received a dividend of $0.579 per share (compared with the $0.655 per share received for Q1 2018), which would have reduced their quarterly distribution by $0.076.

L&B Capital's proposal results in this economic dilution of the current common shareholders, in part, because it grants the Series B preferred stock a conversion right far greater than it actually has under the Company's articles of incorporation. L&B Capital proposes that the Series B preferred stock, of which there are 24,937,221 shares as of the record date, be exchanged for 8 million shares of common stock, a ratio of three to one, when, the articles of incorporation establish a conversion right of 14,000 shares of Series B stock to one share of common stock.

For the reasons discussed above, our Board has determined that L&B Capital's proposal is not in the best interests of the Company and its shareholders, as it is premised on a misunderstanding of the Company's capital and voting structure and, if implemented, would result in (i) a misalignment of economic and voting interests and (ii) the dilution in the economic value of the existing shares of common stock.

We urge you to vote "FOR" the Company's director nominees – Mayree C. Clark, Michael J. Embler, and William S. Taubman – and "AGAINST" L&B Capital's proposal on the enclosed WHITE proxy card today.

Thank you for your continued support.

Sincerely,

Taubman Centers, Inc., Board of Directors

Jerome A. Chazen

Mayree C. Clark

Michael J. Embler

Craig M. Hatkoff
Chair, Compensation Committee

Cia Buckley Marakovits

Robert S. Taubman
Chairman, President, and CEO

William S. Taubman
Chief Operating Officer

Ronald W. Tysoe
Chair, Audit Committee

Myron E. Ullman, III
Lead Director; Chair, Nominating and Corporate Governance Committee

Your Vote Is Important, No Matter How Many Shares or How Few Shares You Own!

If you have any questions or require any assistance in voting your shares, please call the Company's proxy solicitor listed below:

INNISFREE M&A INCORPORATED
Toll-free at (888) 750-5834 (from the U.S. or Canada)
or
(412) 232-3651 (from other locations)

FORWARD-LOOKING STATEMENTS

For ease of use, references in this letter to "we," "Taubman Centers," "company," "Taubman" or an operating platform mean Taubman Centers, Inc. and/or one or more of a number of separate, affiliated entities. Business is actually conducted by an affiliated entity rather than Taubman Centers, Inc. itself or the named operating platform.

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management's current views with respect to future events and financial performance. Forward-looking statements can be identified by words such as "will", "may", "could", "expect", "anticipate", "believes", "intends", "should", "plans", "estimates", "approximate", "guidance" and similar expressions in this document that predict or indicate future events and trends and that do not report historical matters. The forward-looking statements included in this document are made as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future. Actual results may differ materially from those expected because of various risks, uncertainties and other factors. Such factors include, but are not limited to: changes in market rental rates; unscheduled closings or bankruptcies of tenants; relationships with anchor tenants; trends in the retail industry; challenges with department stores; changes in consumer shopping behavior; the liquidity of real estate investments; the company's ability to comply with debt covenants; the availability and terms of financings; changes in market rates of interest and foreign exchange rates for foreign currencies; changes in value of investments in foreign entities; the ability to hedge interest rate and currency risk; risks related to acquiring, developing, expanding, leasing and managing properties; competitors gaining economies of scale through M&A and consolidation activity; changes in value of investments in foreign entities; risks related to joint venture properties; insurance costs and coverage; security breaches that could impact the company's information technology, infrastructure or personal data; costs associated with response to technology breaches; the loss of key management personnel; shareholder activism costs and related diversion of management time; terrorist activities; maintaining our status as a real estate investment trust; changes in the laws of states, localities, and foreign jurisdictions that may increase taxes on our operations; and changes in global, national, regional and/or local economic and geopolitical climates. You should review our filings with the U.S. Securities and Exchange Commission (the "SEC"), including "*Risk Factors*" in our most recent Annual Report on Form 10-K and any subsequent quarterly reports, for a discussion of such risks and uncertainties.

This document may also include disclosures regarding, but not limited to, estimated future earnings assumptions and estimated project costs and stabilized returns for centers under development and redevelopment which are subject to adjustment as a result of certain factors that may not be under the direct control of the company. Refer to our filings with the SEC on Form 10-K and Form 10-Q for other risk factors.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company has filed a definitive proxy statement and associated WHITE proxy card with the SEC in connection with the solicitation of proxies for the 2018 Annual Meeting of Shareholders of the Company (the "Annual Meeting"). The Company, its directors, its executive officers and certain other individuals set forth in the definitive proxy statement are deemed participants in the solicitation of proxies from shareholders in respect of the Annual Meeting. Information regarding the names of the Company's directors and executive officers and certain other individuals and their respective interests in the Company by security holdings or otherwise is set forth in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and has been included in the definitive proxy statement filed with the SEC on April 30, 2018. Details containing the nominees of the Company's Board of Directors for election at the Annual Meeting are included in the definitive proxy statement. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO AND ACCOMPANYING WHITE PROXY CARD BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Company's definitive proxy statement and a form of proxy have been mailed to shareholders of the Company. Investors and shareholders can obtain a copy of the documents filed by the Company with the SEC, including the definitive proxy statement, free of charge by visiting the SEC's website, www.sec.gov. The Company's shareholders can also obtain, without charge, a copy of the definitive proxy statement and other relevant filed documents, when available, from the Company's website at www.taubman.com.

NON-GAAP MEASURES

Net Operating Income is a non-GAAP financial measure as defined by SEC Regulation G. The forward-looking non-GAAP measure used herein may differ significantly from the corresponding GAAP measure, net income, due to depreciation and amortization, tax expense, and/or interest expense, some or all of which management has not quantified for the future periods. See the Company's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 27, 2018 for the definition and a discussion of such non-GAAP measure. This non-GAAP measure as presented by the Company is not necessarily comparable to similarly titled measures used by other REITs due to the fact that not all REITs use the same definitions. This measure should not be considered an alternative to net income or as an indicator of the Company's operating performance. Additionally, this measure does not represent cash flows from operating, investing, or financing activities as defined by GAAP.